unaxis

RECEIVED

2006 JUL 18 P 2:20

082-34643

OFFICE OF INTERNATIONAL CORPORATE FINANCE Rule 12g3-2(b) File No. ~~82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50





06015263

Date July 11, 2006
Contact Martina C. Schuler

SUPPL

Unaxis Holding AG
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
Unaxis Holding AG

i. A. Martina C. Schuler
Corporate Communications

PROCESSED
JUL 19 2006
THOMSON FINANCIAL

Enclosure

- **Disclosure of interests in accordance with stock market rules**

dw 7/19

Unaxis Holding AG
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.schuler@unaxis.com
www.unaxis.com

unaxis esec balzers Leybold vacuum Contraves Space

Media release

Disclosure of interests in accordance with stock market rules

Pfäffikon SZ, July 11, 2006 – According to an announcement by Merrill Lynch Capital Markets AG, Zurich, dated July 11, 2006 said institution's share of voting rights in Unaxis Holding AG is below the 10 percent threshold for disclosure.

Group members:

- Merrill Lynch Investment Managers Ltd.
  33 King William Street
  London EC4R 9AS, Great Britain
- Merrill Lynch Capital Markets AG
  Stockerhof, Stockerstrasse 20
  P.O. Box 773
  8039 Zurich, Switzerland
- Merrill Lynch, Pierce, Fenner & Smith
  4 World Financial Center
  250 Vesey Street
  New York, NY 10080, USA
- Merrill Lynch International
  2 King Edward Street
  London EC1A 1 HQ, Great Britain

Said companies are subsidiaries of Merrill Lynch & Co., Inc., 4 World Financial Center, New York, NY 10080, USA.

Proportion of voting rights: 9.90 %
Quantity and type of shares held: 1 406 120 registered shares of Unaxis Holding AG
Associated number of voting rights: 1 398 406
Nature of agreement: group reporting

Identity of representatives:
Merrill Lynch Capital Markets AG, Zurich
Simone Schenk, Tel. +41 44 297 75 90

For additional information please contact:

Unaxis Holding AG

Corporate Communications

Tel. +41 58 360 96 05

Fax +41 58 360 91 93

media.relations@unaxis.com

investor.relations@unaxis.com

Unaxis – a leading global high-tech corporation

Unaxis (SWX: UNAX) is a globally leading company in the field of thin film, vacuum and precision technology. Based on these core competencies, Unaxis develops production systems, components, and services for high-technology products. The company's commercial activities center on protective coatings for precision tools and components (Coating Services), systems for producing vacuums and conveying process gases (Vacuum Solutions), production systems for data storage devices (Data Storage Solutions), optical components (Optics), aerospace technology (Space Technology), as well as production equipment for solar modules. Unaxis also applies its core competencies as a major provider of semiconductor technology (Semiconductor Equipment). Unaxis currently employs approximately 6 500 individuals and, in its 2005 financial year, recorded sales of CHF 1 605 billion. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses approximately 80 subsidiaries in 25 countries.

Unaxis Holding AG
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com